Exhibit 1

For Release

Compugen Reports Third Quarter 2008 Financial Results

End of Year CEO Retirement and Company 2009 Plans Announced Yesterday

TEL AVIV, ISRAEL – November 13, 2008 – Compugen Ltd. (NASDAQ: CGEN) today reported financial results for the third quarter ending September 30, 2008.

Martin Gerstel, Compugen’s chairman stated, “The field of peptide therapeutics is of significant interest to the biopharmaceutical industry and has been a focus of Compugen’s discovery efforts for the past few years. Therefore, we are very pleased to have recently announced the successful development and validation of our Viral Peptides Discovery Platform, the third therapeutic peptide platform announced to date, joining the previously announced GPCR Peptide Ligand and DAC Peptide Blockers Discovery Platforms. Since each of these three peptide therapeutics discovery platforms relies on a fundamentally different methodology, together they provide the Company with both an exceptional discovery capability and a number of very interesting initial product candidates in this important and rapidly growing field.”

Mr. Gerstel continued, “In a press release issued yesterday, we announced the planned retirement of Alex Kotzer from his position as president and CEO and my appointment to succeed him effective January 1, 2009. In addition, in a second press release we provided a summary of a presentation I made yesterday at an investors’ healthcare conference in New York. This presentation included a corporate overview focusing on our predictive biology based platforms for drug and diagnostic discovery and key aspects of the company’s operating and financial plans for calendar year 2009.These include a focus on therapeutic peptides, antibody drug targets and collaborations, and an estimated thirty percent overall company expense reduction. I encourage our shareholders and other interested parties to review yesterday’s press releases and the corporate presentation, all of which are available on Compugen’s website, located at www.cgen.com,” Mr. Gerstel concluded.

Revenues for the third quarter of 2008 were $6,000 compared to $90,000 for the third quarter of 2007. Revenues for the nine months ended September 30, 2008 were $327,000, compared to $90,000 for the same period in 2007.

The net loss for the most recent quarter was $3.3 million (including a non-cash expense of $484,000 related to stock based compensation) or $0.12 per share, compared with a net loss of $2.7 million (including a non-cash expense of $647,000 related to stock based compensation), or $0.09 per share, for the corresponding quarter of 2007. The net loss for the first nine months of 2008 was $8.7 million (including a non-cash expense of $1.2 million related to stock based compensation), or $0.31 per share, compared with a net loss of $9.0 million (including a non-cash expense of $1.9 million related to stock based compensation), or $0.32 per share, for the same period in 2007.

Research and development expenses were $2.3 million for both the most recent quarter and the third quarter of 2007, and remain the Company’s largest expense. Research and development expenses for the first nine months of 2008 were $6.6 million compared to $6.9 million for the comparable period in 2007. These amounts are before the deduction of governmental and other grants, which totaled for the third quarter ended September 30, 2008, $158,000 compared with $379,000 for the corresponding quarter in 2007, and for the first nine months of 2008, $493,000 compared with $969,000 for the comparable period in 2007.

As of September 30, 2008, Compugen had $10.3 million in cash, cash equivalents, short and long term deposits, and marketable securities (not including its holding of 2 million Evogene ordinary shares), a decrease of $6.9 million for the first nine months of 2008. As more fully discussed in the presentation press release issued yesterday and referred to above, the Company recently estimated that its total cash usage for calendar year 2009 would be approximately $8 million.

Conference Call and Web Cast Information
Compugen will hold a conference call to discuss its third quarter results and the other press releases of the past few days on Thursday, November 13, 2008 at 11:00 a.m. EST. To access the conference call, please dial 1-888-281-1167 from the US or +972-3-918-0650 internationally. The call will also be available via live webcast through Compugen’s website, located at www.cgen.com. In addition, the corporate presentation referred to in this press release is available on Compugen’s website.

A replay of the conference call will be available approximately two hours after the completion of the live conference call. To access the replay, please dial 1-888-295-2634 from the US or +972- 3-925-5901. The replay will be available until 12 noon EST on November 16, 2008.

About Compugen
Compugen is a leading drug and diagnostic product candidate discovery company. Unlike traditional high throughput trial and error experimental based discovery, Compugen’s discovery efforts are based on in-silico (by computer) prediction and selection utilizing a growing number of field focused proprietary discovery platforms accurately modeling biological processes at the molecular level. The resulting product candidates are then validated through in vitro and in vivo experimental studies and out-licensed for further development and commercialization under various forms of revenue sharing agreements. Compugen’s current collaborations include Biosite, Medarex, Inc., Merck & Co., Inc., Ortho-Clinical Diagnostics (a Johnson & Johnson company), Roche, Siemens Healthcare Diagnostics, Inc., and Teva Pharmaceutical Industries. In 2002, Compugen established an affiliate, Evogene Ltd. www.evogene.com (TASE: EVGN.TA), to utilize certain of the Company’s in-silico predictive discovery capabilities in agricultural biotechnology. For additional information, please visit Compugen’s corporate Web site at www.cgen.com.

This press release may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as “may”, “expects”, “anticipates”, “believes”, and “intends”, and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are identified and more fully explained under the heading “Risk Factors” in Compugen’s annual reports filed with the Securities and Exchange Commission.

Company contact:

Marjie Hadad
Global Media Liaison
Compugen Ltd.
Email: marjie@cgen.com
Tel: +972-54-536-5220

U.S. contacts:

Investors:	Media:
John Quirk	Arash Khurana
Porter Novelli Life Sciences	Porter Novelli Life Sciences
Email: jquirk@pnlifesciences.com	Email: arash.khurana@porternovelli.com
Tel: (212) 601-8296	Tel: (212) 601-8290

COMPUGEN LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except for share and per-share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007
	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	6	90	327	90

Cost of revenues	-	-	7	-

Research and development expenses	2,286	2,254	6,595	6,916

Less: governmental and other grants	(158)	(379)	(493)	(969)

Research and development expenses, net	2,128	1,875	6,102	5,947

Sales and marketing expenses	339	211	1,002	1,077

General and administrative expenses	915	901	2,429	2,077

Total operating expenses *	3,382	2,987	9,533	9,101

Operating loss	(3,376)	(2,897)	(9,213)	(9,011)

Financing income, net	77	196	438	699

Other income	12	18	39	32

Net loss from continuing operations	(3,287)	(2,683)	(8,736)	(8,280)

Loss from discontinued operations	(1)	(59)	(14)	(727)

Net loss	(3,288)	(2,742)	(8,750)	(9,007)

Basic and diluted loss per ordinary share from
continuing operations	(0.12)	(0.09)	(0.31)	(0.29)

Basic and diluted loss per ordinary share from
discontinued operations	-	-	-	(0.03)

Basic and diluted net loss per ordinary share	(0.12)	(0.09)	(0.31)	(0.32)

Weighted average number of ordinary shares outstanding	28,480,592	28,298,348	28,408,597	28,246,883

        * Includes stock based compensation

COMPUGEN LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS DATA
(U.S. dollars, in thousands)

	September 30, 2008 Unaudited	December 31, 2007 Audited

ASSETS

Current assets
Cash, cash equivalents, short term deposits and marketable securities	10,268	15,082
Cash held in favor of other consortium partners	246	118
Trade receivables	-	40
Receivables and prepaid expenses	417	950
Assets related to discontinued operation	4	54
Total current assets	10,935	16,244

Long-term investments
Long term deposits and marketable securities	-	2,080
Investment in Evogene	6,472	510
Other assets	1,794	1,415
Property and equipment, net	1,160	1,417
Total assets	20,361	21,666

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued expenses	2,426	2,741
Deferred revenues	100	150
Liabilities related to discontinued operations	16	4
Total current liabilities	2,542	2,895

Long-term liabilities
Accrued severance pay	1,917	1,486
Other long-term liabilities	20	-
Total long-term liabilities	1,937	1,486

Total shareholders' equity	15,882	17,285
Total liabilities and shareholders' equity	20,361	21,666